Filed by Nuveen Georgia Dividend Advantage Municipal Fund 2

pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities and Exchange Act of 1934, as amended

Subject Companies: Nuveen Georgia Dividend Advantage Municipal Fund

Commission File No. 811-10351

Nuveen Georgia Premium Income Municipal Fund

Commission File No. 811-07614

Nuveen Georgia Dividend Advantage Municipal Fund 2

Commission File No. 811-21152

NUVEEN CLOSED END FUNDS

Annual Meeting Adjourned to March 5, 2012

PLEASE VOTE NOW

Dear Shareholder:

We are sending you this notice because we have not yet received your vote. We recently sent you proxy materials concerning important proposals affecting your fund(s), which were considered at the Annual Shareholders Meeting. The meeting has been adjourned in order to allow more time for shareholders to cast their votes. The meeting will reconvene on March 5, 2012 at 2:00 p.m., Central time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL.

Please call 866-456-7110 to cast your vote now.

VOTING NOW WILL SAVE ADDITIONAL PROXY COSTS.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” EACH OF THE PROPOSALS.

PROPOSALS HAVE THE SUPPORT OF A NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Because over time Nuveen closed-end funds have seen increased institutional share ownership, these fund actions were reviewed and received the support of ISS Governance Services Inc. (ISS). ISS is widely recognized as the leading independent proxy advisory firm in the nation. Its recommendations are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country. ISS recommends that its clients vote “FOR” each of the proposals contained in the proxy.

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS AVOID UNNECESSARY COMMUNICATIONS WITH SHAREHOLDERS

The proposals are of utmost importance. Please take a few moments to review the information contained within this letter and in the Proxy Statement previously provided to you and cast your vote now. You may obtain a copy at http://www.nuveenproxy.com/ProxyInfo/CEF/Default.aspx.

If the reorganization is approved, the new series of MTP Shares will have the same fixed per annum dividend rate, mandatory redemption term and liquidation preference as the Acquired Fund MTP Shares held immediately prior to the Reorganization. The Acquiring Fund’s optional redemption right with respect to each new series of MTP Shares will be substantially the same as the Acquired Fund’s rights as of the closing date of the Reorganization, with respect to the corresponding Acquired Fund MTP Shares. As of the date of the Joint Proxy Statement/Prospectus, the Acquiring Fund and Acquired Funds had substantially similar levels of preferred shares outstanding. Preferred shareholders of the Acquiring Fund and Acquired Funds are expected to benefit from the larger size of the combined fund due to the larger combined fund’s ability to invest in a more diverse pool of securities.

It is important that you call the proxy soliciting agent at 866-456-7110 to speak with one of the representatives to assist you with the voting process. Representatives are available to take your vote Monday through Friday between 9:00 a.m. and 11:00 p.m. and on Saturday and Sunday from 12:00 p.m. to 6:00 p.m., EDT.

Thank you for your prompt attention to this matter.

NUVEEN CLOSED END FUNDS

Annual Meeting Adjourned to March 5, 2012

PLEASE VOTE NOW

Dear Shareholder:

We are sending you this notice because we have not yet received your vote. We recently sent you proxy materials concerning important proposals affecting your fund(s), which were considered at the Annual Shareholders Meeting. The meeting has been adjourned in order to allow more time for shareholders to cast their votes. The meeting will reconvene on March 5, 2012 at 2:00 p.m., Central time at the offices of Nuveen Investments, 333 West Wacker Drive, Chicago, IL.

Please call 866-963-5818 to cast your vote now.

VOTING NOW WILL SAVE ADDITIONAL PROXY COSTS.

YOUR FUND’S BOARD RECOMMENDS YOU VOTE “FOR” EACH OF THE PROPOSALS.

PROPOSALS HAVE THE SUPPORT OF A NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Because over time Nuveen closed-end funds have seen increased institutional share ownership, these fund actions were reviewed and received the support of ISS Governance Services Inc. (ISS). ISS is widely recognized as the leading independent proxy advisory firm in the nation. Its recommendations are relied upon by hundreds of major institutional investment firms, mutual funds, and other fiduciaries throughout the country. ISS recommends that its clients vote “FOR” each of the proposals contained in the proxy.

YOUR VOTE IS VERY IMPORTANT

VOTING NOW HELPS AVOID UNNECESSARY COMMUNICATIONS WITH SHAREHOLDERS

The proposals are of utmost importance. Please take a few moments to review the information contained within this letter and in the Proxy Statement previously provided to you and cast your vote now. You may obtain a copy at http://www.nuveenproxy.com/ProxyInfo/CEF/Default.aspx.

If the reorganization is approved, the new series of MTP Shares will have the same fixed per annum dividend rate, mandatory redemption term and liquidation preference as the Acquired Fund MTP Shares held immediately prior to the Reorganization. The Acquiring Fund’s optional redemption right with respect to each new series of MTP Shares will be substantially the same as the Acquired Fund’s rights as of the closing date of the Reorganization, with respect to the corresponding Acquired Fund MTP Shares. As of the date of the Joint Proxy Statement/Prospectus, the Acquiring Fund and Acquired Funds had substantially similar levels of preferred shares outstanding. Preferred shareholders of the Acquiring Fund and Acquired Funds are expected to benefit from the larger size of the combined fund due to the larger combined fund’s ability to invest in a more diverse pool of securities.

It is important that you call the proxy soliciting agent at 866-963-5818 to speak with one of the representatives to assist you with the voting process. Representatives are available to take your vote Monday through Friday between 9:00 a.m. and 11:00 p.m. and on Saturday and Sunday from 12:00 p.m. to 6:00 p.m., EDT.

Thank you for your prompt attention to this matter.